Mail Stop 4561

September 25, 2006

By U.S. Mail and Facsimile to 011-39-011-555-3664

Mr. Bruno Picca
Head of Finance and Administration Department
Sanpaolo IMI S.p.A.
Piazza San Carlo 156
10121 Turin, Italy

> **Re: Sanpaolo IMI S.p.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 29, 2006**
> **File No. 001-14870**

Dear Mr. Picca:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations by Business Sector for the Two Years Ended December 31, 2005, page 115

1. We note that you utilize certain non-GAAP financial measures here including "return on risk-adjusted capital" and "allocated capital." Tell us in detail how you considered the guidance of Item 10(e) of Regulation S-K in your presentation of these measures. Please revise here and throughout the filing, where appropriate, and address the following:

   - Clearly label such information as "non-GAAP";

- Provide a discussion of the way management used the non-GAAP financial measure to conduct or evaluate its business;

- Disclose the material limitations associated with the use of non-GAAP financial measure compared to the most directly comparable GAAP financial measure;

- Disclose how management compensates for the limitations;

- Disclose why management believes the non-GAAP financial measure provides useful information to investors; and

- Provide a tabular reconciliation of the non-GAAP measures to the most comparable GAAP measure. You disclose that you believe there is not a comparable GAAP measure; however, it appears that actual return on equity, without the exclusion of current period net income, would provide a comparable GAAP profitability measure.

Reconciliation between Audited and Reclassified Income Statements, page 123

2. We note that you have presented a reclassified income statement for the purpose of discussing the results of your operations in this section. The adjustments you have made to your audited financial statements result in the presentation of non-GAAP statements of income. Tell us in detail how you considered the guidance of Item 10(e) of Regulation S-K as well as the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website in your presentation of these measures. If you are able to support your basis for continuing to present these measures, please revise here and throughout the filing, where appropriate, to label such information as "non-GAAP" and disclose the following:

- A more transparent discussion of the reasons these adjustments are being made and how the amounts were determined;

- A discussion of the way management used the non-GAAP financial measure to conduct or evaluate its business;

- The material limitations associated with the use of non-GAAP financial measure compared to the most directly comparable GAAP financial measure;

- How management compensates for the limitations; and

- Why management believes the non-GAAP financial measure
  provides useful information to investors.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 193

3. We note that you have included a number of disclosures regarding your risks
    outside of the financial statements. IFRS requires such disclosures to be included
    in the financial statements. Please revise your filing to include the risk related
    disclosures required by paragraphs 56 to 59 and 76 to 95 of IAS 32 in the notes to
    the financial statements.

Report of Independent Registered Public Accounting Firm, page F-6

4. Please revise to have your independent public accountant provide an audit opinion
    of the consolidated financial statements of Sanpaolo IMI that explicitly identifies
    the consolidated subsidiaries that they did not audit.

5. We note that the financial statements of GEST Line S.p.A. ("GEST") were
    presented and audited for conformity with Italian GAAP, and your consolidated
    financial statements were audited in conformity with International Financial
    Reporting Standards as adopted by the European Union ("EU GAAP"). Please
    have your independent public accountants revise their audit opinions to explicitly
    state the division of responsibility among the independent public accountants for
    the "conversion" of the GEST financial statements to EU GAAP. For additional
    information, please refer to the guidance in the "References to Another Auditor"
    section under V.J of the International Reporting and Disclosure Issues outline on
    our website at www.sec.gov.

Statement of Consolidated Cash Flows, page F-14

6. Please tell us how you determined your Statement of Cash Flows conforms to the
    presentation prescribed by IAS 7. Please tell us how you determined the
    appropriateness of your presentation of your cash flows associated with lending
    activities and cash flows associated with deposit activities.

Section 9—Intangible Assets, page 25

7. Please revise this section to more clearly describe any other identifiable intangible
    assets, such as core deposits, trade names, non-compete agreements, customer
    contracts, or customer relationships that you have acquired as part of your
    business combinations. Your disclosures here and on page F-65 seem to imply

that the only intangibles you have recorded are related to goodwill and software. This seems inconsistent with your disclosure on page 170 of your 2004 Form 20-F that indicates your acquired intangibles included core deposit, customer list, brand and asset under management. Please revise page F-65 to quantify the amounts of each type of intangible recorded as of each balance sheet date and specify the amortization period for each. Please revise page F-215 to discuss the differences in how you treated these assets for U.S. GAAP purposes compared to EU GAAP. If you did not allocate any of your purchase price to such intangibles, please tell us why not and how you determined that none existed under EU GAAP or U.S. GAAP.

Section 12-Provisions for Risks and Charges, page F-27

8. Please revise to more clearly describe your seniority bonus plans and to disclose your rationale for estimating this accrual based upon actuarial assumptions. Refer us to the technical literature you considered, and tell us how you considered paragraphs 17-23 of IAS 19.

Section 17-Insurance Assets and Liabilities

Financial Products Not Included Under Separate Management, page F-32

9. Please tell us how you considered the guidance of paragraphs 14(a)(iii) and 14(b)(iii) of the appendix to IAS 18 in determining your policy for the immediate recognition of origination fees and the deferral of investment and management fees.

Section 18-Other Information

Revenue and Cost Recognition, page F-33

10. Please tell us the accounting literature you relied upon to determine the appropriateness of your policy to record the gain or loss on trading activity without an active market on a straight-line basis over the duration of the transaction. Additionally, please quantify the amount of gains and losses deferred and recognized during the periods presented.

13.1 Intangible assets: break-down by type of asset

Information on the method used to undertake the impairment test on the goodwill, page F-63

11. Please revise to disclose how you determined the three cash-generating units you identified here. In your revised disclosure, specify how you determined the cash

flows from each of your subsidiaries did not represent a separate cash-generating unit. Refer to the definition of cash-generating unit defined in paragraph 6 of IAS 36. Tell us in detail how you considered the guidance of paragraphs 66-108 of IAS 36.

15.9 Valuation reserves of available for sale investments: annual changes, page F-91

12. Please revise your future filings to disclose the nature of the positive and negative adjustments to your valuation reserves classified as "other changes."

a. Other administrative costs: break-down, page F-109

13. Please revise to disclose the nature of the line item "recoveries." In your revision, please disclose the nature of the recovery and your accounting policy for the recoveries.

15.1 Other operating expenses, break-down, page F-111

14. Please revise to clarify your accounting policy for and the nature of the potential leasing fees which you recognized as charges during the year. Please disclose the amount of such fees in 2004. Refer us to the technical accounting literature you considered.

16.1 Profits (losses) on investments: break-down, page F-112

15. Please revise to disclose the conditions which lead to the €46 million impairment charge to your investment in Cassa dei Risparmi di Forli.

18.1 Impairment of goodwill: break-down, page F-113

16. Please revise to disclose the circumstances which lead to the cancellation of the residual goodwill arising from an investment in a private equity company, and please tell us the amount of any prior charges you have recognized from the cancellation of goodwill.   Tell us what technical literature you considered in determining your accounting for the "cancellation" of goodwill.

Part D-Segment Reporting, page F-116

    17. Please revise to include all segment reporting disclosures required by IAS 14.

C–Securitization and Sales of Asset Transactions

C.1 Securitization Transaction, page F-131

    18. Please revise to disclose how you have accounted for your servicing obligation associated with the Split2 securitization transaction. In your revision, please quantify the dollar amount of servicing income and expense recognized during the periods presented, and disclose the line items where the servicing activity is presented in your financial statements.

Section 2-Significant Differences in valuation and income recognition under EU GAAP and US GAAP

(c) Investments in Equity Securities, page F-216

    19. Please revise to more clearly discuss the nature of the equity securities and transactions during 2005 which caused the reconciling items to net income and shareholders' equity.

(h) Employee Benefits, page F-218

    20. Please revise your filing to separately quantify the adjustments on your reconciliations specific to differences in the accounting treatment of pension costs, employee termination indemnity, and stock option plans.

(i) Employee Termination Costs and Other Provisions, page F-219

    21. You disclose that US GAAP only allows the discounting of termination benefits in situations in which the timing of the cash flows is fixed. Please refer us to the US GAAP accounting literature you relied upon to make this determination, and tell us how you considered the guidance of paragraph A4 of SFAS 146.

(k) Deferred Taxes on Equity Reserves, page F-220

22. Please revise to disclose the nature of this reconciling item noted to arrive at US
    GAAP equity.

Section 3 – Net Income and Shareholders' Equity reconciliation between EU GAAP,
IFRS as published by IASB and U.S. GAAP, page F-223

23. The reconciliation to U.S. GAAP along with the accompanying footnotes should
    be in sufficient detail to allow a reader to understand the differences between the
    amounts reflected in the primary financial statements and the amounts reflected in
    the US GAAP reconciliation. The footnotes should include sufficient quantified
    detail to allow the reader to understand the difference between a balance sheet or
    income statement prepared under EU GAAP and one prepared using U.S. GAAP.
    Your current presentation does not provide sufficient transparency to allow the
    reader to understand the individual balance sheet or income statement line items
    affected by the adjustments presented in your reconciliation. Often, this is
    because multiple differences are aggregated together within a single adjustment.
    Other times, certain adjustments such as business combinations, the fair value
    option, or derivatives and hedge accounting affect multiple and possibly all
    balance sheet and income statement line items. Please revise to provide sufficient
    detail to support your reconciliations. Alternatively, you could revise to present a
    full balance sheet and income statement prepared under U.S. GAAP.

24. The introduction to this section indicates that the consolidated balance sheets and
    income statements show the impact of applying U.S. GAAP presentation
    requirements to amounts determined under EU GAAP. You also disclose that
    these financial statements do not reflect the U.S. GAAP adjustments indicated in
    the table in Section 3 of Part M. Please revise to more clearly explain the
    presentation requirements you are referring to here. Your revised disclosures
    should explain why this presentation does not adhere to U.S. GAAP presentation
    requirements regarding various items including but not limited to discontinued
    operations treatment, separate presentation of loans held for sale, separate
    presentation of other assets held for sale, quantification of the allowance for loan
    losses on the face of the balance sheet, presenting premiums ceded as an expense
    rather than a contra-revenue, and proportional consolidation.

Notes to the Reconciliations, page F-236

25. Please revise to provide a more robust discussion of each of the adjustments made to your net income under Italian GAAP in order to arrive at net income under EU GAAP. Refer to paragraph 40 of IFRS 1.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us drafts of your intended revisions in order to ensure that our comments are properly addressed prior to filing the amendment.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file this response on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Bruno Picca
Sanpaolo IMI S.p.A.
September 25, 2006
Page 9

       You may contact Margaret Fitzgerald at (202) 551-3556 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.

                                          Sincerely,

                                          Kevin W. Vaughn
                                          Acct. Branch Chief